EXHIBIT 99.1

Prosensa Announces 3rd Quarter 2014 Financial Results and Recent Corporate Developments

  Rolling NDA submission drisapersen underway
  EMA filing for conditional approval anticipated to follow NDA submission
  Re-dosing has commenced in United States, Belgium & Sweden
  Cash & cash equivalents at quarter-end €62M

LEIDEN, The Netherlands, Nov. 17, 2014 (GLOBE NEWSWIRE) -- Prosensa Holding N.V. (Nasdaq:RNA), the biopharmaceutical company focusing on RNA-modulating therapeutics for rare diseases with high unmet need, today reported financial results for the third quarter ending September 30, 2014 and provided an update on the regulatory plans and re-dosing for drisapersen, our lead exon-skipping drug candidate, and next steps for our follow-on exon skipping compounds for the treatment of Duchenne muscular dystrophy (DMD).

Hans Schikan, CEO of Prosensa said, "We are incredibly pleased with the substantial progress we have accomplished during this period. We have delivered on our promise of initiating the re-dosing process for patients who were previously in drisapersen clinical trials with a total of 15 boys now back on treatment, and our rolling New Drug Application (NDA) submission with the US Food & Drug Administration (FDA) is currently well underway. We continue to work as diligently and quickly as possible to fulfill our promise of bringing much needed therapies to boys with DMD."

Recent Corporate Highlights

Drisapersen Development Program

  On September 17, we announced that a staged program of re-dosing had commenced, with the first patients re-dosed in the United States. The re-dosing program in North America will include up to 72 patients across 14 sites who had participated in the drisapersen DEMAND V (Phase II) & DEMAND III (Phase III) studies.
  On September 26, we announced that we had extended our re-dosing program of drisapersen in patients with DMD into Europe, starting with Belgium.
  On October 10, we announced that we submitted the first module for an NDA regulatory filing for drisapersen to the FDA for treating DMD. Drisapersen was granted "Fast Track status" and "Breakthrough Therapy designation" from the FDA, making it eligible for a rolling review of the NDA.

Publications & Scientific Presentations

  On September 8, we announced that results from an exploratory, double-blind, placebo-controlled Phase II study (DEMAND II/DMD114117) of drisapersen in patients with DMD were published in The Lancet Neurology. The publication of the results of the study, which investigated the efficacy and safety of drisapersen over 48 weeks, describes the positive outcome of this study, meeting its primary endpoint, without any reported major safety concerns. Top-line study results were first presented in April 2013.
  On September 24, the results of our research into developing an accurate and reproducible method for the measurement of dystrophin in patients with DMD and Becker's muscular dystrophy (BMD) were published in the online peer-reviewed journal PLOS ONE. The publication, by Chantal Beekman et al from Prosensa, describes the Company's semi-automated image analysis method, which was shown to be objective (operator independent), reproducible (in multiple samples and experiments) and sensitive for assessing dystrophin levels by immunofluorescence in muscle biopsies from BMD and DMD patients in natural history studies or clinical studies with compounds aiming to restore dystrophin expression.
  On October 7-11, during the 19th International Congress of the World Muscle Society (WMS) in Berlin, Germany, we and our collaborators presented 12 abstracts, including abstracts discussing biomarkers to measure disease progression, clinical results and our pre-clinical work on multi-exon skipping, which could address the rarer mutations (region 10-40) in the dystrophin gene.

Financial Highlights

  Net loss: Net loss for the third quarter 2014 was €10.6 million, or €0.29 basic and diluted loss per share, compared to a net loss of €4.3 million, or €0.12 basic and diluted loss per share, for the third quarter 2013.
  Revenue: Revenue for the three months ended September 30, 2014 was nil, compared with €2.4 million in the same period in 2013 due to a decrease in license revenue of €1.3 million and a decrease in collaboration revenue of €1.1 million due to the termination of the research and collaboration agreement with GSK.
  R&D Expense: Research and development expense increased from €4.9 million in the three months ended September 30, 2013 to €8.4 million in the three months ended September 30, 2014. Research and development expenses mainly increased due to the expansion of our development and regulatory capabilities, directly impacted by the termination of the research and collaboration agreement with GSK, as well as the costs of preparing a regulatory file for drisapersen and the progressing clinical studies of PRO044, PRO045 and PRO053.
  G&A Expense: General and administrative expense increased from €1.9 million to €2.4 million in the three months ended September 30, 2013 and 2014, respectively. The increase is primarily due to share-based compensation and costs associated with the regulatory filing in the three months period ended September 30, 2014 compared to the same period in 2013. On July 3, 2014, we filed a shelf registration statement (Form F-3) that provides the flexibility to raise up to $150 million in a primary offering if we choose to do so.
  Cash Position and Cash Consumption: Cash and cash equivalents as of September 30, 2014, were €62.0 million.

2014 Guidance

  We expect that cash and cash equivalents as of December 31, 2014 will range from €52 million to €54 million. This guidance does not account for the impact of any future acquisitions, dispositions, partnerships, license transactions or changes to the Company's capital structure, including future securities offerings.

Conference Call / Webcast Information

Prosensa will host a conference call on November 17, 2014 at 8:00 a.m. US Eastern Time, 2:00 p.m. Central European Time, to discuss the third quarter financial results and provide a corporate update. In order to participate in the conference call, please dial +1-877-407-9170 (US domestic toll-free). International dial-in numbers and an audio webcast can be accessed under "Events & Presentations" through the Investors & Media section of the Prosensa corporate website at www.prosensa.com.

About Prosensa Holding N.V.

Prosensa (Nasdaq:RNA) is a biotechnology company engaged in the discovery and development of RNA-modulating therapeutics for the treatment of genetic disorders. Its primary focus is on rare neuromuscular and neurodegenerative disorders with a large unmet medical need, including Duchenne muscular dystrophy (DMD), myotonic dystrophy and Huntington's disease.

Prosensa's current portfolio includes six compounds for the treatment of DMD, all of which have received orphan drug designation in the United States and the European Union. The compounds use an innovative technique called exon-skipping to provide a personalized medicine approach to treat different populations of DMD patients. www.prosensa.com

About DMD

DMD is one of the most prevalent rare genetic diseases globally affecting up to 1 in 3,500 boys and is invariably fatal. There is currently no approved disease-modifying therapy for DMD. The progressive muscle-wasting that characterizes this disease is caused by inadequate production of dystrophin, a protein necessary for muscle function, as a result of mutations in the dystrophin gene. The different mutations, which are mostly deletions of one or more exons, found in the dystrophin gene result in distinct sub-populations of DMD patients.

Forward Looking Statement

This press release contains certain forward-looking statements. All statements, other than statements of historical facts, contained in this press release, including statements regarding the Company's strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "target," "potential," "will," "would," "could," "should," "continue," and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements in this press release include statements around the Company's exon-skipping drug pipeline, regulatory review of its product candidates, its intellectual property position and its financial position. Actual results may differ materially from those projected or implied in such forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect expected results. These risks and uncertainties are discussed in the Company's SEC filings, including, but not limited to, the Company's Form 6-K's and the Company's Annual Report on Form 20-F. In addition, any forward-looking statements represent the Company's views only as of today and should not be relied upon as representing its views as of any subsequent date. While the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so, even if its views change.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
	€ ('000 except per share data)
License revenue	--	1,319	14,695	4,012
Collaboration revenue	--	1,060	60	2,751
Total revenue	--	2,379	14,755	6,763
Other income	250	186	702	220
Research and development expense	(8,395)	(4,919)	(19,191)	(13,528)
General and administrative expense	(2,403)	(1,939)	(7,554)	(5,808)
Other gains - net	26	11	122	19
Operating loss	(10,522)	(4,282)	(11,166)	(12,334)
Finance income	177	166	633	458
Finance costs	(304)	(177)	(787)	(576)
Finance cost – net	(127)	(11)	(154)	(118)
Net loss	(10,649)	(4,293)	(11,320)	(12,452)
Other comprehensive income	--	--	--	--
Total comprehensive loss*	(10,649)	(4,293)	(11,320)	(12,452)
Loss per share from operations attributable to the equity holders of the Company during the period (in € per share)
Basic and diluted loss per share	(0.29)	(0.12)	(0.31)	(0.40)

* Total comprehensive loss is fully attributable to equity holders of the company

BALANCE SHEET HIGHLIGHTS (UNAUDITED)

€ ('000)	As of September 30,	As of December 31,
	2014	2013
Cash and cash equivalents	61,984	82,232
Total assets	70,361	90,790
Total equity	53,495	63,210
Total liabilities	16,866	27,580
CONTACT: Prosensa Holding N.V.

         Celia Economides, Senior Director IR &
         Corporate Communications
         Phone: +1 917 941 9059
         Email: c.economides@prosensa.nl